UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Navitas Semiconductor Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53804W106

(CUSIP Number)

Eric Techel

Chief Financial Officer

Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, CA 94301

(650) 331-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53804W106

1.	Names of Reporting Persons Capricorn-Libra Investment Group, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,379,718 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,379,718 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,379,718 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held directly by Capricorn-Libra Investment Group, L.P. (“Capricorn-Libra”). Capricorn-Libra Partners, LLC (“C-L Partners”) is the general partner of Capricorn-Libra and may be deemded to share voting and dispositive power over the shares held by Capricorn-Libra. Dipender Saluja (“Saluja”) is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)	Calculations are based on 117,733,507 shares of Class A Common Stock issued and outstanding as of November 15, 2021 as disclosed in the Issuer’s prospectus dated December 6, 2021 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 53804W106

1.	Names of Reporting Persons Capricorn-Libra Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,379,718 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,379,718 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,379,718 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held directly by Capricorn-Libra. C-L Partners is the general partner of Capricorn-Libra and may be deemded to share voting and dispositive power over the shares held by Capricorn-Libra. Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)	Calculations are based on 117,733,507 shares of Class A Common Stock issued and outstanding as of November 15, 2021 as disclosed in the Issuer’s prospectus dated December 6, 2021 filed with the SEC pursuant to Rule 424(b)(3) of the Securities Act.

CUSIP No. 53804W106

1.	Names of Reporting Persons Technology Impact Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,237,161 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,237,161 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,237,161 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held directly by Technology Impact Fund, L.P. (“TIF LP”). TIF Partners, LLC (“TIF LLC”) is the general partner of TIF LP and may be deemded to share voting and dispositive power over the shares held by TIF LP. Saluja is a manager of TIF LLC and may be deemed to share voting and dispositive power over the shares held by TIF LP.

(2)	Calculations are based on 117,733,507 shares of Class A Common Stock issued and outstanding as of November 15, 2021 as disclosed in the Issuer’s prospectus dated December 6, 2021 filed with the SEC pursuant to Rule 424(b)(3) of the Securities Act.

CUSIP No. 53804W106

1.	Names of Reporting Persons TIF Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,237,161 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,237,161 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,237,161 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held directly by TIF LP. TIF LLC is the general partner of TIF LP and may be deemded to share voting and dispositive power over the shares held by TIF LP. Saluja is a manager of TIF LLC and may be deemed to share voting and dispositive power over the shares held by TIF LP.

(2)	Calculations are based on 117,733,507 shares of Class A Common Stock issued and outstanding as of November 15, 2021 as disclosed in the Issuer’s prospectus dated December 6, 2021 filed with the SEC pursuant to Rule 424(b)(3) of the Securities Act.

CUSIP No. 53804W106

1.	Names of Reporting Persons Dipender Saluja

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 9,616,879 shares (1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 9,616,879 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,616,879 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of: (i) 6,379,718 shares of Class A Common Stock held directly by Capricorn-Libra; and (ii) 3,237,161 shares of Class A Common Stock held directly by TIF LP. C-L Partners is the general partner of Capricorn-Libra and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. TIF LLC is the general partner of TIF LP and may be deemed to share voting and dispositive power over the shares held by TIF LP. Saluja is a manager of TIF LLC and may be deemed to share voting and dispositive power over the shares held by TIF LP.

(2)	Calculations are based on 117,733,507 shares of Class A Common Stock issued and outstanding as of November 15, 2021 as disclosed in the Issuer’s prospectus dated December 6, 2021 filed with the SEC pursuant to Rule 424(b)(3) of the Securities Act.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.0001 par value (“Class A Common Stock”) of Navitas Semiconductor Corporation, a Delaware corporation. The address of the principal executive offices of the Issuer is 22 Fitzwilliam Square Douth, Dublin, Ireland D02 F68. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Capricorn-Libra Investment Group, L.P. (“Capricorn-Libra”), Capricorn-Libra Partners, LLC (“C-L Partners”), Technology Impact Fund, L.P. (“TIF LP”), TIF Partners, LLC (“TIF LLC”) and Dipender Saluja (“Saluja” and, with Capricorn-Libra, C-L Partners, TIF LP and TIF LLC, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business and principal business office of the Reporting Persons is c/o Capricorn Investment Group, LLC, 250 University Avenue, Suite 300, Palo Alto, California 94301.

(c)	The principal business of the Reporting Persons is venture capital investments.

(d)	During the last five years, none of the Reporting Persons or the Listed Persons (as defined below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or the Listed Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Capricorn-Libra, C-L Partners, TIF LP and TIF LLC was organized in the state of Delaware and Dipender is a citizen of the United States.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members and each other person controlling C-L Partners and TIF GP (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

Since June 26, 2015, the Reporting Persons invested in multiple series of preferred stock of Navitas Semiconductor Limited, a private company limited by shares organized under the laws of Ireland (“Navitas Ireland”) that was domesticated in the State of Delaware as Navitas Delaware Semiconductor Ireland, LLC, a Delaware limited liability company (after the Closing (as defined below), “Navitas Delaware” and the combined entity of Navitas Ireland as domesticated as Navitas Delaware, “Navitas”).

On October 19, 2021 (the “Closing Date”), pursuant to that certain Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”), dated as of May 6, 2021, by and among the Issuer, Live Oak Merger Sub Inc. (“Merger Sub”) and Navitas Ireland, including Navitas Delaware, Merger Sub merged with and into Navitas Delaware with Navitas Delaware surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Upon consummation of the Merger (the “Closing”), each issued and outstanding share of common stock of Navitas Delaware was automatically cancelled and converted into approximately 1.0944 Class A Common Shares of the Issuer.

As a result of the foregoing, the shares of common stock of Navitas Ireland beneficially held by the Reporting Person were converted into an aggregate of 9,616,879 shares of Class A Common Stock of the Issuer.

Item 4.	Purpose of Transaction

On October 19, 2021, the Closing occurred and the Reporting Persons became the beneficial owners of an aggregate of 9,616,879 shares of Class A Common Stock in connection with the Merger.

The Reporting Persons acquired the Class A Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Class A Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Class A Common Stock now owned or hereafter acquired by them, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Mr. Saluja served on the board of directors of Navitas Ireland prior to the Closing and, following the Closing, Mr. Saluja joined the board of directors of the Issuer. As a director of the Issuer, Mr. Saluja may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

The information set forth in Items 3, 5 and 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) - (b).  The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 18, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Capricorn-Libra	6,379,718	0	6,379,718	0	6,379,718	6,379,718	5.4%
C-L Partners (1)	0	0	6,379,718	0	6,379,718	6,379,718	5.4%
TIF LP	3,237,161	0	3,237,161	0	3,237,161	3,237,161	2.7%
TIF LLC (2)	0	0	3,237,161	0	3,237,161	3,237,161	2.7%
Saluja (1) (2)	0	0	9,616,879	0	9,616,879	9,616,879	8.2%

(1)	Shares are held directly by Capricorn-Libra. C-L Partners is the general partner of Capricorn-Libra and may be deemded to share voting and dispositive power over the shares held by Capricorn-Libra. Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)	Shares are held directly by TIF LP. TIF LLC is the general partner of TIF LP and may be deemded to share voting and dispositive power over the shares held by TIF LP. Saluja is a manager of TIF LLC and may be deemed to share voting and dispositive power over the shares held by TIF LP.

(3)	Calculations are based on 117,733,507 shares of Class A Common Stock issued and outstanding as of November 15, 2021 as disclosed in the Issuer’s prospectus dated December 6, 2021 filed with the SEC pursuant to Rule 424(b)(3) of the Securities Act.

Ion Yadiagaroglu, a manager of TIF LLC, has shared voting and dispositive authority over the 3,237,161 shares of Class A Common Stock held by TIF LP, representing an aggregate of 2.7% of the outstanding Class A Common Stock.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lockup Agreements

In connection with the Business Combination, the Issuer, Capricorn-Libra, TIF LP and certain other stockholders entered into lock-up agreements (the “Lock-up Agreements”) pursuant to which the Reporting Persons are contractually restricted from selling or transferring any Class A Common Stock for certain periods of time. Such lockup restrictions began on the Closing and end in three equal tranches: (A) one year after the Closing Date or if, subsequent to the Closing, the reported closing price of one share of Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading day period commencing at least 150 days after the Closing Date; (B) two years after the Closing Date or if, subsequent to the Closing, the reported closing price of one share of Class A Common Stock equals or exceeds $17.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing Date, then until one year after the Closing Date; and (C) until three years after the Closing Date or if, subsequent to the Closing, the reported closing price of one share of Class A Common Stock equals or exceeds $20.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing Date, then until two years after the Closing Date.

Earnout Shares

In accordance with the terms of the Business Combination Agreement, during the five-year period following the Closing, but excluding the first 150 days following the Closing (the “Earnout Period”), the Issuer may issue to former equityholders of Navitas Delaware up to an aggregate of 10,000,000 additional shares of Class A Common Stock (the “Earnout Shares”) in three equal tranches upon the satisfaction of price targets of $12.50, $17.00 or $20.00, which price targets are based upon the volume-weighted average closing sale price of one share of Class A Common Stock for any 20 trading days within any 30 consecutive trading day period during the Earnout Period, or upon certain change of control transactions that imply a per share value that would satisfy the price targets. Capricorn-Libra and TIF LP collectively have the contingent right to receive up to an aggregate of 1,010,907 Earnout Shares. Such Earnout Shares are excluded from the Reporting Persons’ beneficial ownership as reported herein because the Reporting Persons do not currently have the right to acquire any Earnout Shares.

Registration Rights Agreement

In connection with the Closing, the Issuer, Capricorn-Libra, TIF LP and certain other stockholders of the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within thirty calendar days of the Closing.

Pursuant to the Registration Rights Agreement, certain holders, including Capricorn-Libra and TIF LP, may on three separate occasions, make a demand for an underwritten offering pursuant to a registration statement filed by the Issuer. The Registration Rights Agreement also provides the holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Pursuant to the Issuer’s policy for compensating non-employee directors, on October 19, 2021, Saluja received 10,463 restricted stock units, which fully vest on October 19, 2022.

The foregoing descriptions of the Lock-up Agreements, the Registration Rights Agreement and the Earnout Shares are qualified in their entirety by reference to the form of Lock-up Agreement, the Registration Rights Agreement and the Business Combination Agreement, copies of which are attached hereto as exhibits and are incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits

A. Business Combination Agreement (incorporated by reference to Annex A to the Issuer’s proxy statement/prospectus filed under Rule 424(b)(3) (Registration No. 333-256880) on September 20, 2021).

B. Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 1-39755) on May 7, 2021).

C. Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K
(File No. 1-39755) , filed with the SEC on October 25, 2021)

D. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2022

Capricorn-Libra Investment Group, L.P.

By:	Capricorn-Libra Partners, LLC
its	General Partner

By:	/s/ Dipender Saluja
Name: Dipender Saluja
Title: Manager

Capricorn-Libra Partners, LLC

By:	/s/ Dipender Saluja
Name: Dipender Saluja
Title: Manager

Technology Impact Fund, L.P.

By:	TIF Partners, LLC
its	General Partner

By:	/s/ Dipender Saluja
Name: Dipender Saluja
Title: Manager

TIF Partners, LLC

By:	/s/ Dipender Saluja
Name: Dipender Saluja
Title: Manager

/s/ Dipender Saluja
Dipender Saluja

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE I

Manager of C-L Partners

Dipender Saluja

c/o Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, California 94301

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Managers of TIF LLC

Dipender Saluja

c/o Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, California 94301

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Ion Yadigaroglu

c/o Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, California 94301

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Exhibit(s):

D - Joint Filing Agreement

EXHIBIT D

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of Navitas Semiconductor Corp shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: February 18, 2022

Capricorn-Libra Investment Group, L.P.

By:	Capricorn-Libra Partners, LLC
its	General Partner

By:	/s/ Dipender Saluja
Name: Dipender Saluja
Title: Manager

Capricorn-Libra Partners, LLC

By:	/s/ Dipender Saluja
Name: Dipender Saluja
Title: Manager

Technology Impact Fund, L.P.

By:	TIF Partners, LLC
its	General Partner

By:	/s/ Dipender Saluja
Name: Dipender Saluja
Title: Manager

TIF Partners, LLC

By:	/s/ Dipender Saluja
Name: Dipender Saluja
Title: Manager

/s/ Dipender Saluja
Dipender Saluja